SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2004
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR YEAR ENDED
                                -------------------------------------------
                                DECEMBER 31, 2003
                                -----------------
                                DR. THOMAS R. FISCHER JOINS BOARD OF DIRECTORS
                                ----------------------------------------------

For Immediate Release
Contact:       Robert F. McCullough
Phone:         404-724-4251
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151


                          AMVESCAP PLC REPORTS RESULTS
                        FOR YEAR ENDED DECEMBER 31, 2003

                 DR. THOMAS R. FISCHER JOINS BOARD OF DIRECTORS

London, February 3, 2004 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items amounted to (pound)270.3 million ($481.1 million) compared to (pound)320.9 million ($516.6 million) in 2002. Diluted earnings per share before goodwill amortization and exceptional items was 23.2p for the 2003 year (2002: 27.2p). Revenues amounted to (pound)1,158.1 million ($2,061.4 million) compared to (pound)1,345.3 million ($2,165.9 million) in 2002 (NYSE: AVZ).


                                                                          Results for Year Ended
                                                           2003                2002              2003++            2002++
                                                  --------------      --------------     --------------   ---------------
Revenues                                        (pound)1,158.1m     (pound)1,345.3m           $2,061.4         $2,165.9m
Profit before tax, goodwill
   amortization and exceptional items             (pound)270.3m       (pound)320.9m            $481.1m           $516.6m
Earnings per share before goodwill
   amortization:
   --basic                                                16.4p               20.5p             $0.58+            $0.66+
   --diluted                                              16.3p               20.3p             $0.58+            $0.65+
Earnings per share before goodwill
   amortization and exceptional items:
   --basic                                                23.4p               27.5p             $0.83+            $0.89+
   --diluted                                              23.2p               27.2p             $0.83+            $0.88+
Dividends per share                                       11.5p               11.5p             $0.41+            $0.37+


+ Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the year ended
   December 31, 2003 have been translated to US dollars using $1.78 per (pound)1.00 (2002: $1.61 per (pound)1.00).

AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the three months ended December 31, 2003 increased 6% to (pound)82.2 million ($146.3 million) compared to (pound)77.2 million ($128.2 million) in the third quarter of 2003 and 42% from the (pound)57.7 million ($92.9 million) in the fourth quarter of 2002. Diluted earnings per share before goodwill amortization and exceptional items amounted to 7.0p for the 2003 period, an increase of 6% from the 6.6p reported in the third quarter of 2003. Diluted earnings per share before goodwill amortization and exceptional items totaled 5.0p per share in the fourth quarter of 2002. Revenues for the fourth quarter of 2003 amounted to (pound)301.2 million ($536.1 million) compared to (pound)291.1 million ($468.7 million) for the same period of 2002 and (pound)304.3 million ($505.1 million) in 2003's third quarter.

"AMVESCAP accomplished many important objectives in 2003. Strategic changes implemented during the year, including the move to a unified distribution force for our US retail mutual funds and integration of company operating platforms, have increased our competitiveness. Investment performance of our US retail funds improved during the second half of the year adding to the strength of our comprehensive range of global investment products. Our client service continues to be recognized as among the best in the industry," said Mr. Charles W. Brady, executive chairman.

"These positive factors, however, have been overshadowed by pending regulatory investigations in the United States, which we are working to resolve expeditiously in 2004," noted Mr. Brady. "In addition to providing full restitution to any mutual fund investors who may have been harmed, we have underway a comprehensive independent review of our mutual fund policies, procedures, and practices to insure that they will rank among the strongest and most effective in the industry. While the regulatory investigations will have implications for our company, we remain confident about the outlook for the asset management industry and the future for AMVESCAP."

Funds under management totaled $370.6 billion ((pound)208.2 billion) at December 31, 2003 compared to $332.6 billion at December 31, 2002. Institutional money market funds, included above, amounted to $50.9 billion at December 31, 2003 compared to $57.0 billion at the end of the prior year. Approximately 55% of the total funds under management was invested in equity securities and 45% was invested in fixed income and other securities at December 31, 2003. The equity securities were invested in the following disciplines at December 31, 2003: 32% in growth, 41% in core and 27% in value styles (September 30, 2003: 33% in growth, 42% in core and 25% in value styles).

Average funds under management amounted to $340.8 billion for 2003 compared to $365.8 billion for the prior year. Average funds under management amounted to $356.7 billion for the fourth quarter compared to $346.9 billion for the preceding quarter, an increase of $9.8 billion. The average money market fund levels totaled $48.7 billion for the fourth quarter and $51.5 billion for the 2003 year ($59.6 billion for 2002).

Net debt at December 31, 2003 amounted to (pound)576.6 million (excluding client cash) compared to (pound)652.4 million at December 31, 2002. Earnings before interest, taxes, depreciation, amortization and exceptional items ("EBITDA") reached (pound)107.4 million ($191.2 million) and (pound)386.6 million ($688.1 million) for the fourth quarter and full year 2003.

The results for the fourth quarter of 2003 include an exceptional charge of (pound)22.8 million ((pound)16.1 million after tax or 2.0p per share) related to legal and other costs incurred during the investigations underway by the US Securities and Exchange Commission and the Attorney Generals from Colorado and New York.

The Board has recommended a final dividend of 6.5p, resulting in a total dividend of 11.5p for 2003 (2002: 11.5p). This dividend, if approved by the shareholders at the Annual General Meeting in April, will be paid on April 30, 2004 to shareholders on the register on April 2, 2004. The ex-dividend date for the dividend will be March 31, 2004.

DR. THOMAS R. FISCHER JOINS BOARD OF DIRECTORS
Dr. Thomas Fischer, 56, has been elected a non-executive member of the Board of Directors. Dr. Fischer is Chairman of WestLB. He previously was Chief Operating Officer of Deutsche Bank. He is also a member of the Boards of Audi and TUI.

"Thomas Fischer is a highly respected financier with exceptional knowledge of risk management and the European markets. We welcome the perspective and insight he brings to the Board of Directors," said Charles W. Brady.

With the addition of Dr. Fischer, the Board will consist of 13 members, eight of whom are independent directors.

He will be joining the Audit, Remuneration and Nomination and Corporate Governance Committees. There is nothing further to disclose for Dr. Fischer pursuant to Rule 16.4 of the Listing Rules of the UK Listing Authority. Dr. Fischer will be standing for election for a full term at the next Annual General Meeting in April 2004. At the date of his appointment, Dr. Fischer held no AMVESCAP PLC ordinary shares.

THE YEAR IN REVIEW
The 2003 year included many important accomplishments. Several of those are as follows:
o We completed the integration of INVESCO Funds Group into AIM resulting in the creation of a unified support and distribution function in the US retail marketplace and strengthened and further diversified one of the US retail industry's most comprehensive product lines through the addition of 14 INVESCO retail funds and the addition of three funds from our Canadian affiliate, AIM Trimark Investments.
o Sixty per cent of the long-term assets (equity and fixed income) managed by AIM in the US were in the top half of their peer group for 2003. Also, 41% of the equity rated funds managed by AIM in the US were 4 or 5 stars at the end of 2003. Several changes have been made in the investment function to further strengthen the disciplines of our investment process.
o The 1-year absolute performance for the combined fund offerings of AIM and INVESCO ranked 12th in 2003 among the fifty largest firms.

o The AIM Institutional money market had nine portfolios reach record assets during 2003, and remains as the fifth largest complex of institutional-rated money market funds. All six of our S&P AAA-rated funds ranked in the top among their Lipper categories over one year periods.
o Twenty-seven of AIM Trimark funds (82% of total rated assets) received 4-5 star ratings from Morningstar Canada. o AIM Investment Services was cited for superior customer service throughout the year by the National Quality Review, receiving a 5-star rating for transaction processing and Best in Class for shareholder services.
o AIM Trimark was recognized for "Best Reputation", "Best Customer Service" and "Best Communication" by Advisor's Edge magazine in 2003. AIM Trimark's Contact Center retained its #1 service ranking among its high-volume contact centre peer group according to Environics Research Group. Advisors rate AIM Trimark Best in Reputation, Service and Communication.
o Over 50% of INVESCO's equity assets outperformed their benchmarks and 70% of fixed income products (excluding stable value) outperformed their benchmarks over the three-year period. In the UK, better than 90% of equity and fixed income products outperformed benchmarks. In Asia Pacific more than 50% of equity products outperformed benchmarks in all time periods.
o INVESCO UK successfully completed its migration to the Global Fund Administration System (GFAS) platform and converted 43 unit trusts into investment companies with variable capital. This 18-month project is the largest conversion of its type ever in the UK and we now use the same administration processing platform in 10 countries.
o We completed the acquisition of the Hypo-und Vereinsbank's institutional real estate funds management business, bringing $2.9 billion in assets under management to INVESCO and completing the footprint for our European real estate business. The US real estate business continued with strong investment performance.
o INVESCO developed several unique structured products for distribution including a $1.16 billion leveraged structure, our first investment grade synthetic Collateralized Debt Obligation (CDO), and an asset-backed security CDO.
o INVESCO Great Wall, AMVESCAP's joint venture company in China, launched its first fund in early September. China has 80 million stock investors - second in number only to the US.
o Our Private Wealth Management business expanded its US footprint with the acquisition of Whitehall Asset Management and the proposed acquisition of Stein Roe Investment Counsel LLC. Atlantic Trust was included in Barron's list of Top Wealth Managers in the United States for the second consecutive year.

AIM
The AIM US business reported revenues of (pound)476.8 million during 2003 compared to (pound)619.0 million for the prior year. Operating profits were (pound)182.7 million, compared to (pound)244.9 million in 2002. The group generated approximately $23.2 billion of gross sales and had net redemptions of $6.2 billion in 2003. Market gains of $20.3 billion led to an increase in funds under management for the year. Funds under management amounted to $149.4 billion at December 31, 2003, including $50.9 billion of money market funds.

The AIM Canada business reported revenues of (pound)154.8 million during 2003 compared to (pound)151.3 million for the prior year. Operating profits were (pound)77.6 million in both 2003 and 2002. The group generated approximately $3.8 billion of gross sales in 2003. Market gains were $3.2 billion for the year. Funds under management amounted to $28.7 billion at December 31, 2003.

INVESCO North America
The INVESCO North American business reported revenues and operating profits of (pound)191.5 million and (pound)49.0 million in the 2003 period. This group generated approximately $20.0 billion in gross sales during 2003; market gains and net redemptions were $12.8 billion and $0.8 billion, respectively for the year. Funds under management amounted to $120.2 billion at December 31, 2003.

INVESCO UK
INVESCO UK's revenues amounted to (pound)174.2 million for 2003 compared to (pound)196.6 million in 2002. Operating profit totaled (pound)29.4 million for the year ended December 31, 2003 versus (pound)31.1 million for the prior year. Funds under management were $39.0 billion at December 31, 2003. Gross sales for 2003 totaled approximately $16.4 billion; market gains totaled $6.0 billion and net redemptions were $0.4 billion for the year.

INVESCO Europe/Asia
INVESCO Europe/Asia's revenues amounted to (pound)77.7 million for 2003 compared to (pound)85.6 million in 2002. Operating profit totaled (pound)340,000 for the year ended December 31, 2003 versus (pound)884,000 for the prior year. Funds under management were $23.8 billion at December 31, 2003. Gross sales for 2003 totaled approximately $10.7 billion; market gains totaled $2.2 billion, and net redemptions were $2.8 billion for the year.

Private Wealth Management/Retirement
Revenues and operating losses for these businesses totaled (pound)83.1 million and (pound)3.3 million for 2003. Funds under management were $9.5 billion at December 31, 2003.

AMVESCAP Retirement's assets under administration were $27.7 billion at December 31, 2003. Net redemptions for the group amounted to $0.4 billion for 2003. This group services 1,200 plans with 624,000 participants at December 31, 2003.

OUTLOOK
"AMVESCAP's success has been built by dedicated employees serving our clients. This core mission has not changed. We are working diligently to resolve constructively all regulatory issues as soon as possible. I am confident that once this goal is achieved, AMVESCAP will continue the successful momentum we built in 2003," added Mr. Brady. "Growing corporate earnings and consumer confidence continue to support robust global equity markets. In this environment, AMVESCAP's global scale and truly diversified range of products are ideally suited for our investors and their financial advisors, consultants, and plan sponsors."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto stock exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 3, 2004 at 9:30 a.m. EST (2:30 p.m.
GMT), by dialing one of the following numbers: 1-888-201-4990 for US callers or 610-769-9391 for international callers. An audio replay of the conference call will be available until Tuesday, February 10, 2004 at 5:00 pm Eastern Time by calling 1-800-945-9366 for US callers or 402-220-3463 for international callers. The presentation slides that will be reviewed during the conference call are available on AMVESCAP's Web site at www.amvescap.com.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                               Year Ended December 31,
                                        ---------------------------------------
                                              2003                  2002
                                        -----------------     -----------------
Revenues                                 (pound)1,158,070      (pound)1,345,263
Expenses:
   Operating                                    (847,220)             (978,338)
   Exceptional                                   (84,943)              (69,248)
   Goodwill amortization                        (148,982)             (149,415)
                                        -----------------     -----------------
Operating profit                                   76,925               148,262
Investment income                                   7,740                 6,561
Interest expense                                 (48,270)              (52,558)
                                        -----------------     -----------------
Profit before taxation                             36,395               102,265
Taxation                                         (53,676)              (85,372)
                                        -----------------     -----------------
Profit after taxation                            (17,281)                16,893
Dividends                                        (93,627)              (93,479)
                                        -----------------     -----------------
Retained profit for the period           (pound)(110,908)       (pound)(76,586)
                                        =================     =================

Earnings per share before
   goodwill amortization and
   exceptional items:
   --basic                                          23.4p                 27.5p
   --diluted                                        23.2p                 27.2p
                                        -----------------     -----------------
Earnings per share:
   --basic                                         (2.2)p                  2.1p
   --diluted                                       (2.2)p                  2.1p
                                        -----------------     -----------------

Average shares outstanding:
   --basic                                        802,885               810,042
   --diluted                                      802,885               819,518
                                        -----------------     -----------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                Three Months Ended Dec 31,
                                            -----------------------------------
                                                  2003               2002
                                            ----------------    ---------------
Revenues                                      (pound)301,219     (pound)291,099
Expenses:
   Operating                                       (211,649)          (220,273)
   Exceptional                                      (22,849)           (49,181)
   Goodwill amortization                            (37,049)           (38,927)
                                            ----------------    ---------------
Operating profit                                      29,672           (17,282)
Investment income                                      3,038              (905)
Interest expense                                    (10,417)           (12,189)
                                            ----------------    ---------------
Profit before taxation                                22,293           (30,376)
Taxation                                            (18,535)           (10,684)
                                            ----------------    ---------------
Profit after taxation                           (pound)3,758    (pound)(41,060)
                                            ================    ===============

Earnings per share before
   goodwill amortization and
   exceptional item:
   --basic                                              7.1p               5.0p
   --diluted                                            7.0p               5.0p
                                            ----------------    ---------------
Earnings per share:
   --basic                                              0.5p             (5.1)p
   --diluted                                            0.5p             (5.1)p
                                            ----------------    ---------------
Average shares outstanding:
   --basic                                           800,941            806,238
   --diluted                                         810,311            806,238
                                             ----------------    ---------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                          Dec 31, 2003             Dec 31, 2002
                                   ---------------------  ---------------------
Fixed assets
    Goodwill                            (pound)2,411,803       (pound)2,542,306
    Investments                                  230,567                248,408
    Tangible assets                              170,598                197,060
                                   ---------------------  ---------------------
                                               2,812,968              2,987,774
Currents assets
    Debtors                                      903,955                725,547
    Investments                                   74,652                 69,195
    Cash                                         318,713                355,111
                                   ---------------------  ---------------------
                                               1,297,320              1,149,853

Current liabilities
    Current maturities of long-term debt              --              (222,089)
    Creditors                                (1,070,393)              (917,216)
                                   ---------------------  ---------------------
                                             (1,070,393)            (1,139,305)

Net current assets                               226,927                 10,548
                                   ---------------------  ---------------------

Total assets less current liabilities          3,039,895              2,998,322

Long-term debt                                 (730,041)              (595,600)
Provisions for liabilities and charges          (77,601)              (119,234)
                                   ---------------------  ---------------------
Net assets                              (pound)2,232,253       (pound)2,283,488
                                   =====================  =====================

Capital and reserves
    Called up share capital               (pound)200,264         (pound)198,614
    Share premium account                        675,755                619,250
    Exchangeable shares                          330,629                383,105
    Profit and loss account                      498,390                609,298
    Other reserves                               527,215                473,221
                                   ---------------------  ---------------------
Shareholders' funds, equity interests   (pound)2,232,253       (pound)2,283,488
                                   =====================  =====================

                                  AMVESCAP plc
                            Group Cash Flow Statement
                                 (in thousands)

                                                                                  Year Ended
                                                                        --------------------------------
                                                                         Dec 31, 2003      Dec 31, 2002
                                                                        --------------   ---------------
Operating profit                                                         (pound)76,925    (pound)148,262
Amortization and depreciation                                                  217,007           209,647
Change in debtors, creditors and other                                          20,337            68,609
                                                                        --------------   ---------------
Net cash inflow from operating activities                                      314,269           426,518
                                                                        --------------   ---------------
Interest paid, net of investment income                                       (42,143)          (41,558)
Taxation                                                                     (120,760)         (105,557)
Capital expenditures, net of sales                                            (36,585)          (54,584)
Net disposals/(purchases) of fixed asset investments                             4,464          (37,322)
Acquisitions                                                                  (28,039)                --
Dividends paid                                                                (93,369)          (93,531)
Net repayment of debt                                                         (17,946)          (54,304)
Change in bank overdraft                                                       (5,112)           (5,656)
Foreign exchange on cash at bank and in hand                                  (11,177)          (29,873)
                                                                         --------------   ---------------
(Decrease)/increase in cash at bank and in hand                         pound)(36,398)      (pound)4,133
                                                                         ==============   ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                            Year Ended Dec 31, 2003
                              --------------------------------------------------
                                  Revenues          Expenses          Profit
                              -----------------  ----------------  -------------
AIM
    US                          (pound)476,804    (pound)(294,093)(pound)182,711
    Canada                             154,758            (77,177)        77,581
                              -----------------  ----------------  -------------
                                       631,562           (371,270)       260,292
                              -----------------  ----------------  -------------
INVESCO
    North America                      191,513           (142,470)        49,043
    UK                                 174,164           (144,741)        29,423
    Europe/Asia                         77,725            (77,385)           340
                              -----------------  ----------------  -------------
                                       443,402           (364,596)        78,806
                              -----------------  ----------------  -------------

Private Wealth/Retirement               83,106            (86,368)       (3,262)
Corporate                                   --            (24,986)      (24,986)
                              -----------------  ----------------  -------------
                            (pound)1,158,070      (pound)(847,220)(pound)310,850
                              =================  ================  =============


                                            Year Ended Dec 31, 2002
                              --------------------------------------------------
                                  Revenues          Expenses          Profit
                              -----------------  ----------------  -------------
AIM
    US                          (pound)618,968    (pound)(374,046)(pound)244,922
    Canada                             151,345            (73,702)        77,643
                              -----------------  ----------------  -------------
                                       770,313           (447,748)       322,565
                              -----------------  ----------------  -------------
INVESCO
    North America                      202,445           (151,918)        50,527
    UK                                 196,618           (165,555)        31,063
    Europe/Asia                         85,628            (84,744)           884
                              -----------------  ----------------  -------------
                                       484,691           (402,217)        82,474
                              -----------------  ----------------  -------------

Private Wealth/Retirement               90,259            (95,688)       (5,429)
Corporate                                   --            (32,685)      (32,685)
                              -----------------  ----------------  -------------
                              (pound)1,345,263    (pound)(978,338)(pound)366,925
                              =================  ================  =============

                                     Notes
1. The taxation charge is primarily made up from overseas taxation. After adjusting for the amortization of goodwill and the exceptional items, the effective tax rate for 2003 and 2002 was 30.6%.

2. The calculation of earnings per share is as follows:

                                                                        2003
                                                                        ----
                                                                                    Number of
                                                  Profit after taxation                shares         Per share
                                                            (pound)'000                  '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic and diluted earnings
          per share                                            (17,281)               802,885            (2.2)p
                                                                                                ================

                                                                        2002
                                                                        ----
                                                  Profit after taxation                shares         Per share
                                                            (pound)'000                  '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                    16,893               810,042              2.1p
                                                                                                ================
     Dilutive effect of options                                      --                 9,476
                                      ----------------------------------  --------------------
     Diluted earnings per share                                  16,893               819,518              2.1p
                                      ==================================  ====================  ================

   Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.


                                                                        2003
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares         Per share
                                                            (pound)'000                  '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                   187,602               802,885             23.4p
                                                                                                ================
     Dilutive effect of options                                      --                 7,486
                                      ----------------------------------  --------------------
     Diluted earnings per share                                 187,602               810,371             23.2p
                                      ==================================  ====================  ================


                                                                        2002
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares         Per share
                                                            (pound)'000                  '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                   222,724               810,042             27.5p
                                                                                                ================
     Dilutive effect of options                                      --                 9,476
                                      ----------------------------------  --------------------
     Diluted earnings per share                                 222,724               819,518             27.2p
                                      ==================================  ====================  ================

3. The consolidated profit and loss includes exceptional charges in 2003 and 2002 as follows:

   (pound)'000                                               2003           2002
   -----------                                               ----           ----
   Redundancy                                              31,054         44,544
   US Retail reorganization                                17,413             --
   US Regulatory investigations                            17,371             --
   Lease costs                                              9,620          5,144
   Acquisitions                                             2,326             --
   Project costs & other                                    7,159         19,560
                                               ---------------------------------
   Total exceptional items                                 84,943         69,248
                                               ---------------------------------
   Total exceptional items net of tax                      55,901         56,416
                                               =================================
   Diluted per share impact                                  6.9p           6.9p
                                               =================================

   The US regulatory investigation charge includes the legal and other costs incurred through the end of 2003 plus an estimate of such costs for the first half of 2004 relating to the investigations underway by the US Securities and Exchange Commission and the Attorney Generals from Colorado and New York. The cost of any settlement would be recorded as an exceptional charge at the time such settlement is finalized. Some part of these costs may ultimately be recovered through insurance claims in the future.

4. Dividends for 2003 and 2002 were as follows:

                                                      2003               2002
                                                   (pound)'000       (pound)'000
                                                ---------------   --------------
   Interim paid: 5.0p per share (2002: 5.0p)             40,835           40,823
   Final proposed: 6.5p per share (2002: 6.5p)           52,792           52,656
                                                ---------------   --------------
                                                         93,627           93,479
                                                ===============   ==============

5. Whitehall Asset Management was acquired for (pound)13.6 million in February, 2003. The transaction was accounted for as an acquisition and results have been included from the date of purchase. In December, 2003, 75.1% of the real estate asset management business of Hypo-und Vereinsbank was acquired for (pound)21.4 million. Results will be included from January 1, 2004.

6. The financial information set out above does not constitute the Company's statutory accounts for the years ended December 31, 2003 or 2002. Statutory accounts for 2002 have been reported on by the Company's Auditors and delivered to the Registrar of Companies. The report of the Auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)


                                           AIM                         INVESCO
                                  ---------------------  ------------------------------------
                                                            North
                        Total         US        Canada     America        UK      Europe/Asia        PWM
                    ------------ -----------   --------  -----------  --------- -------------  -------------
Dec 31, 2002              $332.6      $144.1      $22.0     $103.5       $34.0          $21.1          $7.9
Market gains/(loss)         45.4        20.3        3.2       12.8         6.0            2.2           0.9
Net new (lost)
business                  (10.6)       (6.2)         --      (0.8)       (0.4)          (2.8)         (0.4)
Change in Money
Market Funds              (10.7)      (10.1)         --         --       (0.5)          (0.1)            --
Transfers                     --         1.3         --        1.7       (2.9)             --         (0.1)
Acquisitions                 4.0          --         --        2.9          --             --           1.1
Foreign currency             9.9          --        3.5        0.1         2.8            3.4           0.1
                    ------------ -----------   --------  -----------   --------- -------------  -------------
Dec 31, 2003              $370.6      $149.4      $28.7     $120.2       $39.0          $23.8          $9.5
                    ------------ -----------   --------  -----------  --------- -------------  -------------
Dec 31, 2003 +      (pound)208.2 (pound)83.9(pound)16.1(pound)67.5 (pound)21.9    (pound)13.4    (pound)5.4
                    ============ ===========   ========  ===========  ========= =============  =============

+ Translated at $1.78 per (pound)1.00.

Note 1: AMVESCAP Retirement has $27.7 billion in assets under administration as of December 31, 2003, compared to $30.9 billion as of December 31, 2002.

Note 2: The INVESCO Funds Group funds under management are reflected with AIM US in this analysis. Previous presentations included these amounts with the INVESCO US business.

Note 3: Institutional money market funds amounted to $50.9 billion at December 31, 2003 compared to $57.0 billion at December 31, 2002.

                                  AMVESCAP PLC
                   Reconciliation to US Accounting Principles
                                 (in thousands)

                                                 Year Ended December 31,
                                       -----------------------------------------
                                               2003                  2002
                                       --------------------   ------------------
Net profit under UK GAAP                    (pound)(17,281)        (pound)16,893
US GAAP Adjustments:
        Acquisition accounting                      141,880              137,790
        Redundancy and reorganizations               30,085               11,961
        Taxation                                   (14,801)              (5,198)
        Other                                         (743)                  420
                                       --------------------   ------------------
Net income under US GAAP                     (pound)139,140       (pound)161,866
                                       ====================   ==================

Earnings per share before amortization:
        --basic                                       17.8p                20.4p
        --diluted                                     17.6p                20.2p
Earnings per share:
        --basic                                       17.3p                20.0p
        --diluted                                     17.2p                19.8p

                                           Dec 31, 2003          Dec 31, 2002
                                       --------------------   ------------------
Shareholders' funds under UK GAAP          (pound)2,232,253     (pound)2,283,488
US GAAP Adjustments:
        Acquisition accounting                    1,095,839            1,034,168
        Redundancy and reorganizations               44,649               11,961
        Treasury stock                            (184,922)            (162,104)
        Dividends                                    52,914               52,656
        Other                                      (23,779)             (11,934)
                                       --------------------   ------------------
Shareholders' equity under US GAAP         (pound)3,216,954     (pound)3,208,235
                                       ====================   ==================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 3 February, 2004                   By   /s/  MICHAEL S. PERMAN
     ----------------                        --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary